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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                             CROFF ENTERPRISES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.10 par value
                         (Title of Class of Securities)

                                   227055 10 0
                                 (CUSIP Number)

                               Patricia Greenberg
                                Terrace Lane, LLC
                        9200 Sunset Boulevard, 9th Floor
                        West Hollywood, California 90069
                                 (310) 788-7577
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 17, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))



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CUSIP NO. 227055 10 0                                             SCHEDULE  13D


1.      NAMES OF REPORTING PERSONS

        Terrace Lane, LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/X/

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*

          PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


                      7. SOLE VOTING POWER
     NUMBER OF           646,000
      SHARES             -----------------------------------------------------
  BENEFICIALLY        8.  SHARED VOTING POWER
     OWNED BY             -0-
        EACH             -----------------------------------------------------
    REPORTING         9.   SOLE DISPOSITIVE POWER
       PERSON              646,000
         WITH              ----------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER
                            -0-
                            --------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         646,000 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         63.5%

14.      TYPE OF REPORTING PERSON*

         OO

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ITEM 1. SECURITY AND ISSUER.
        -------------------

         Title of Class: Common Stock, par value $.10

         Issuer: Croff Enterprises, Inc. ("Issuer")

         Principal Executive Offices of Issuer:

                9903 Santa Monica Boulevard, Suite 287
                Beverly Hills, California   90212


ITEM 2. IDENTITY AND BACKGROUND.
        -----------------------

                  (a) The reporting person is Terrace Lane, LLC (the "LLC"). The LLC is a Delaware limited liability company. The sole member of the LLC is Patricia Greenberg (the "Member").

                  (b) The principal office of the LLC is located at 9200 Sunset Boulevard, 9th Floor, West Hollywood, California 90069. The business address of the Member is 9200 Sunset Boulevard, 9th Floor, West Hollywood, California 90069.

                  (c) The LLC's principal business is investing in the Issuer. The Member is a cookbook author, lecturer and private investor.

                  (d) During the last five years, neither the LLC nor the Member has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither the LLC nor the Member has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in her or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Member is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

         The LLC presently beneficially owns 46,000 shares of common stock of the Issuer (the "Shares"). Of the Shares, 146,000 were acquired with $163,579 in personal funds and 500,000 were acquired for services to be rendered (with 250,000 of those shares to be canceled if certain conditions have not been met by June 17, 2009).

ITEM 4.  PURPOSE OF TRANSACTION.

         The Shares were acquired for investment. The LLC intends to review its holdings with respect to the Issuer on a continuing basis. Depending on its evaluation of the Issuer's prospects, and upon future developments (including, but not limited to, market prices of the Issuer's common stock and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), the LLC may acquire additional shares of the Issuer's common stock; sell all or a portion of the Shares and/or other shares of the Issuer's common stock hereafter acquired; or maintain its position at current levels.


                                  Page 3 of 4
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         The LLC is presently assisting the Issuer in locating one or more potential merger partner(s) which meet the Issuer's specifications. At this time, there is no estimate as to when, if at all, a suitable merger partner for the Issuer will be located. Except as provided above, the LLC has no present plans or proposals which relate to, or would result in, any of the matters enumerated in subsections (a) through (j), inclusive, of Item 4 of Schedule 13D. The LLC may, at any time and from time to time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  ------------------------------------

                  (a) The LLC acquired the 146,000 of the Shares from Jensen Development Company, Gerald L. Jensen and Julian D. Jensen in a private transaction on June 17, 2008, for $163,579 in cash. The LLC acquired to remaining 500,000 Shares from the Issuer in a private transaction on June 18, 2008, for services to be rendered (with 250,000 of those shares to be canceled if certain conditions have not been met by June 17, 2009). At the present time, the Shares comprise 63.5% of the Issuer's outstanding shares of common stock (the only class of equity securities presently outstanding).

                  (b) The LLC holds sole voting and dispositive power with respect to the Shares.

                  (c) Except as described above, the LLC has engaged in no transactions with respect to the Issuer's common stock in the past sixty days.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
        ------------------------------------------------------------------------

         As of June 18, 2008, the Issuer entered into a Stock Issuance Agreement (the "Agreement") with the LLC. Pursuant to the Agreement, the Issuer privately issued 500,000 shares of its $.10 par value common stock to the LLC in consideration of that entity's efforts through June 17, 2009, to locate for the Issuer one or more potential merger partner(s) which meet the Issuer's specifications. In the event that the LLC has not located a potential merger partner that is acceptable to the Issuer (in its sole and absolute discretion) by June 17, 2009, 250,000 of the Shares will be automatically cancelled. Except for the Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the LLC and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        --------------------------------

         None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED: June 25, 2008              Terrace Lane, LLC

                                          By:   /s/ PATRICIA GREENBERG
                                                 ----------------------
                                                 Patricia  Greenberg, Member



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